Exhibit 99.1

15 May 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 14 May 2003 it purchased for cancellation 81,823 Ordinary Shares of 1/3p each at an average price of

163.63p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

19 May 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 16 May 2003 it purchased for cancellation 2,000 Ordinary Shares of ¹/зp each at an average price of 174.00p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

20 May 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 19 May 2003 it purchased for cancellation 100,000 Ordinary Shares of ¹/зp each at a price of 170p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

21 May 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 20 May 2003 it purchased for cancellation 100,000 Ordinary Shares of ¹/зp each at an average price of 170p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

22 May 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 21 May 2003 it purchased for cancellation 148,666 Ordinary Shares of ¹/зp each at an average price of 166.65p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

23 May 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 22 May 2003 it purchased for cancellation 75,000 Ordinary Shares of ¹/зp each at an average price of 167.41p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

27 May 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 23 May 2003 it purchased for cancellation 85,507 Ordinary Shares of ¹/зp each at an average price of 164.76p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

28 May 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 27 May 2003 it purchased for cancellation 27,201 Ordinary Shares of ¹/зp each at an average price of 169.33p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com

29 May 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 28 May 2003 it purchased for cancellation 16,451 Ordinary Shares of ¹/зp each at an average price of 171.1223 per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges/Alastair Hetherington

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

alastair.hetherington@fd.com